Exhibit 99.1

DHT Holdings, Inc. First Quarter 2025 Results

HAMILTON, BERMUDA, May 6, 2025 – DHT Holdings, Inc. (NYSE: DHT) (“DHT” or the “Company”) today announced:

FINANCIAL HIGHLIGHTS:

USD mill. (except per share)	Q1 2025	Q4 2024	Q3 2024	Q2 2024	Q1 2024	2024	2023
Shipping revenues	118.2	130.8	141.1	150.1	145.9	567.8	556.1
Adjusted net revenues[1]	79.3	85.5	92.6	103.7	106.3	388.2	390.4
Adjusted EBITDA[2]	56.4	60.6	70.4	80.0	83.7	294.6	302.0
Profit/(loss) after tax	44.1	54.7	35.2	44.5	47.1	181.5	161.4
EPS – basic	0.27	0.34	0.22	0.27	0.29	1.12	0.99
EPS – diluted[3]	0.27	0.34	0.22	0.27	0.29	1.12	0.99
Dividend[4]	0.15	0.17	0.22	0.27	0.29	0.95	0.99
Interest bearing debt	364.1	409.4	407.6	414.6	397.8	409.4	428.7
Cash and cash equivalents	80.5	78.1	73.8	72.6	73.1	78.1	74.7
Net debt	283.6	331.3	333.8	342.0	324.7	331.3	354.0

QUARTERLY HIGHLIGHTS:

●
In the first quarter of 2025, the Company achieved average combined time charter equivalent earnings of $38,200 per day, comprised of $36,300 per day for the Company’s VLCCs operating in the spot market and $42,700 per day for the Company’s VLCCs on time charter.

●
Adjusted EBITDA for the first quarter of 2025 was $56.4 million. Net profit for the quarter was $44.1 million, equating to $0.27 per basic share. After adjusting for the $19.8 million gain on sale of vessel, related to the sale of DHT Scandinavia, the Company had a net profit for the quarter of $24.3 million, equating to $0.15 per basic share.

●
In December 2024, the Company entered into an agreement to sell the DHT Scandinavia, a 2006 built VLCC, for $43.4 million, resulting in a gain of $19.8 million in the first quarter of 2025. The vessel had no outstanding debt and was delivered to its new owner in January 2025.

●
In January 2025, the Company entered into a one-year time charter contract for DHT China, built 2007. The time charter contract has a rate of $40,000 per day. The vessel was delivered into the time charter contract in January.

●
In March 2025, the Company entered into a one-year time charter contract for DHT Tiger, built 2017, with a global energy company. The time charter contract has a rate of $52,500 per day. DHT Tiger was delivered into the time charter contract at the end of March 2025.

●	In the first quarter of 2025, the Company paid $25.6 million in installments under its newbuilding program.

●
For the first quarter of 2025, the Company declared a cash dividend of $0.15 per share of outstanding common stock, payable on May 28, 2025, to shareholders of record as of May 21, 2025. This marks the 61st consecutive quarterly cash dividend and is in line with the Company’s capital allocation policy to pay out 100% of ordinary net income. The shares will trade ex-dividend from May 21, 2025.

OPERATIONAL HIGHLIGHTS:

	Q1 2025	Q4 2024	Q3 2024	Q2 2024	Q1 2024	2024	2023
Operating days[5]	2,084.2	2,208.0	2,208.0	2,184.0	2,184.0	8,784.0	8,548.7
Scheduled off hire days	-	1.0	23.9	8.1	60.2	93.1	251.8
Unscheduled off hire[6]	0.0%	0.1%	0.0%	2.8%*	1.5%*	1.1%	0.9%
Revenue days[7]	2,076.9	2,205.8	2,184.4	2,114.0	2,090.8	8,594.9	8,221.0
Spot exposure[6]	70.6%	73.4%	74.5%	78.5%	79.2%	76.4%	75.6%
VLCC time charter rate per day	$42,700	$40,500	$38,800	$36,400	$39,500	$38,900	$36,400
VLCC spot rate per day	$36,300	$38,200	$43,700	$52,700	$54,000	$47,200	$51,200
*In Q2 2024 one vessel underwent unscheduled repairs, accounting for the predominant part of the unscheduled off hire for the quarter. In Q1 2024 two vessels underwent unscheduled repairs, accounting for the unscheduled off hire for the quarter.

The global markets experienced volatility following the announcements of various tariffs. Without clarity on objectives and outcomes, the process causes uncertainty, hence we think it’s too early to know the true implications for global economic growth and trade.

However, we reiterate our view that the dynamics of our market is increasingly a favorable supply story, with a rapidly aging fleet exceeding a benign orderbook of new ships, and a string of sanctions making it increasingly challenging to trade ships in the “shadow fleet”. OPEC has modestly started to bring more of its oil to the markets, contributing to strengthening freight rates evidenced by new highs for the year and higher lows. We appreciate OPEC’s decision and believe it to, amongst others, be supported by continued oil demand growth, a temporarily moderating growth trajectory of Atlantic based oil production offering an opportunity to regain some market share, low inventories in China requiring refilling to support growth and new refining capacity coming on stream, and certain sanctioned oil production being at risk with the possible need for replacement.

We experience strong demand for our quality fleet and services, presenting opportunities for DHT. We have what we believe is a resilient strategy with a focus on solid customer relations offering safe and reliable services, maintaining a competitive cost structure with robust break-even levels, a solid balance sheet, and a clear capital allocation policy. The whole DHT team continues to work hard and operate with leading governance standards and a high level of integrity.

As of March 31, 2025, DHT had a fleet of 23 VLCCs, with a total dwt of 7,161,351. For more details on the fleet, please refer to the web site: https://www.dhtankers.com/fleetlist/

SUBSEQUENT EVENT HIGHLIGHTS:

●
In April 2025, the Company entered into a seven-year time charter contract for DHT Appaloosa, built 2018, with a global energy company. The time charter contract has a fixed base rate of $41,000 per day plus an index-based profit-sharing structure calculated on the ship’s specifications. All index-based earnings in excess of $41,000 per day will be shared equally between the customer and DHT. The customer has the option to extend for two additional years. DHT Appaloosa is expected to deliver into the time charter contract in May 2025.

●
In April 2025, the Company entered into an agreement to sell DHT Lotus and DHT Peony for a combined price of $103.0 million. Both vessels were built at Bohai Shipbuilding Heavy Industry Co, China, in 2011. DHT Lotus was delivered to the new owner on April 29, 2025, and DHT Peony is expected to be delivered in July 2025. After repayment of existing debt on the vessels, amounting to $15.9 million in aggregate, the transaction is expected to generate net cash proceeds of approximately $85.0 million. The Company expects to record gains of $17.5 million and $15.5 million in the second quarter and third quarter, respectively. The vessels were acquired in 2017 as part of the acquisition of BW Group’s VLCC fleet for an aggregate price of $115.8 million.

●
In April 2025, the Company acquired an additional 46.8% ownership of Goodwood Ship Management Pte. Ltd., a privately owned ship management company incorporated under the laws of the Republic of Singapore, for a purchase price of $6.1 million in cash. Following the acquisition, Goodwood Ship Management Pte. Ltd. is 100% owned by DHT Holdings, Inc.

●
In April 2025, the Company entered into a new secured credit agreement with Nordea Bank Abp for a $30 million reducing revolving credit facility to refinance the outstanding amount under the secured term loan facility with Danish Ship Finance A/S that financed DHT Jaguar. The credit facility bears interest at a rate equal to SOFR plus a margin of 1.75%, has a final maturity in April 2031, and is otherwise in line with the “DHT style financing”.

●	In April 2025, the Company published its 2024 Sustainability Report which is available on DHT’s website www.dhtankers.com/esg/.

OUTLOOK:

Estimated Q2 2025
Total term time charter days	780
Average term time charter rate ($/day)	$ 42,200
Total spot days for the quarter	1,245
Spot days booked to date	895
Average spot rate booked to date ($/day)	$ 48,700
Spot P&L break-even for the quarter	$ 17,500
* The month of April includes profit-sharing. The months of May and June assume only the base rate.

●
Thus far in the second quarter of 2025, 72% of the available VLCC spot days have been booked at an average rate of $48,700 per day on a discharge-to-discharge basis. 83% of the available VLCC days, combined spot and time charter days, have been booked at an average rate of $45,700 per day.

Footnotes:
1Shipping revenues net of voyage expenses.
2Total revenues net of voyage expenses, vessel operating expenses and general and administrative expenses.
3Diluted shares include the dilutive effect of the restricted shares granted to management and members of the board of directors.
4Per common share.
5Operating days are the aggregate number of calendar days in the period in which the vessels are owned by the Company or chartered by the Company.
6As % of total operating days in period.
7Revenue days are the aggregate number of calendar days in the period in which the vessels are owned by the Company or chartered by the Company less days on which a vessel is off hire or repositioning days in connection with sale.

FIRST QUARTER 2025 FINANCIALS

The Company reported shipping revenues for the first quarter of 2025 of $118.2 million compared to shipping revenues of $145.9 million in the first quarter of 2024. The decrease from the 2024 period to the 2025 period includes $26.7 million attributable to lower time charter equivalent rates and $1.0 million attributable to a decrease in total revenue days.

Other revenues for the first quarter of 2025 were $0.4 million compared to $1.2 million in the first quarter of 2024 and relate to technical management services provided. The decrease is due to a reduction in the fleet size for which the Company provides technical management services.

The Company recorded a gain of $19.8 million in the first quarter of 2025 related to the sale of DHT Scandinavia. There was no gain on sale of vessel in the first quarter of 2024.

Voyage expenses for the first quarter of 2025 were $38.8 million, compared to voyage expenses of $39.5 million in the first quarter of 2024. The change was related to a decrease in bunker expenses of $1.2 million and a decrease in broker commission of $0.3 million, partially offset by an increase in other voyage-related costs of $0.5 million and an increase in port expenses of $0.4 million. Voyage expenses will generally vary depending on the actual trading patterns during a quarter.

Vessel operating expenses for the first quarter of 2025 were $17.8 million compared to $19.2 million in the first quarter of 2024. The decrease was mainly due to a decrease in insurance expenses of $1.1 million, a decrease in other operating expenses of $0.9 million and a decrease in lube oil of $0.3 million, partially offset by an increase in spares and consumables of $0.5 million and an increase in crewing expenses of $0.3 million.

Depreciation and amortization, including depreciation of capitalized survey expenses, was $27.3 million for the first quarter of 2025, compared to $28.3 million in the first quarter of 2024. The decrease was mainly due to decreased depreciation of drydocking and exhaust gas cleaning systems of $0.9 million.

General and administrative (“G&A”) expense for the first quarter of 2025 was $5.5 million, consisting of $3.8 million cash and $1.7 million non-cash charges, compared to $4.7 million in the first quarter of 2024, consisting of $3.8 million cash and $0.9 million non-cash charges. The increase in non-cash G&A expense from the first quarter of 2024 to the first quarter of 2025 resulted from shares vested in the first quarter of 2025. Non-cash G&A expense includes accrual for social security tax.

Net financial expenses for the first quarter of 2025 were $4.8 million compared to $8.1 million in the first quarter of 2024. The decrease was mainly due to decreased interest expenses of $3.7 million, partially offset by a $0.3 million decrease in interest income, due to a decline in interest rates.

As a result of the foregoing, the Company had a net profit in the first quarter of 2025 of $44.1 million, or earnings of $0.27 per basic share and $0.27 per diluted share, compared to a net profit in the first quarter of 2024 of $47.1 million, or earnings of $0.29 per basic share and $0.29 per diluted share. The decrease from the first quarter of 2024 to the first quarter of 2025 was mainly due to a $6.5 million decrease in operating income, partially offset by a $3.4 million decrease in net financial expenses.

Net cash provided by operating activities for the first quarter of 2025 was $59.2 million compared to $69.9 million for the first quarter of 2024. The decrease was due to a $20.0 million decrease in non-cash items included in net profit, and a net profit of $44.1 million in the first quarter of 2025 compared to a net profit of $47.1 million in the first quarter of 2024, partially offset by a $12.3 million change in operating assets and liabilities.

Net cash provided by investing activities was $16.7 million in the first quarter of 2025 and was mainly related to $42.5 million for the sale of DHT Scandinavia, partially offset by $25.8 million related to investment in vessels under construction. Net cash used in investing activities was $3.9 million in the first quarter of 2024 and was mainly related to investment in vessels.

Net cash used in financing activities for the first quarter of 2025 was $73.6 million, comprised of $42.4 million related to prepayment of long-term debt, $27.3 million related to cash dividend paid, and $13.6 million related to scheduled repayment of long-term debt, partially offset by $10 million related to issuance of long-term debt. Net cash used in financing activities for the first quarter of 2024 was $67.5 million comprised of $74.0 million related to prepayment of long-term debt, $35.5 million related to cash dividend paid, and $7.6 million related to scheduled repayment of long-term debt, partially offset by $50.0 million related to issuance of long-term debt.

As of March 31, 2025, the cash balance was $80.5 million, compared to $78.1 million as of December 31, 2024.

The Company monitors its covenant compliance on an ongoing basis. As of March 31, 2025, the Company was in compliance with its financial covenants.

As of March 31, 2025, the Company had 160,607,613 shares of common stock outstanding compared to 159,983,104 shares as of December 31, 2024.

The Company declared a cash dividend of $0.15 per common share for the first quarter of 2025 payable on May 28, 2025, for shareholders of record as of May 21, 2025.

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES
The Company assesses the financial performance of its business using a variety of measures. Certain of these measures are termed “non-GAAP measures” because they exclude amounts that are included in, or include amounts that are excluded from, the most directly comparable measure calculated and presented in accordance with IFRS, or are calculated using financial measures that are not calculated in accordance with IFRS. These non-GAAP measures include “Adjusted Net Revenue”, “Adjusted EBITDA” and “Adjusted spot time charter equivalent per day”. The Company believes that these non-GAAP measures provide useful supplemental information for its investors and, when considered together with the Company’s IFRS financial measures and the reconciliation to the most directly comparable IFRS financial measure, provide a more complete understanding of the factors and trends affecting the Company’s operations. In addition, DHT’s management measures the financial performance of the Company, in part, by using these non-GAAP measures, along with other performance metrics. The Company does not regard these non-GAAP measures as a substitute for, or as superior to, the equivalent measures calculated and presented in accordance with IFRS. Additionally, these non-GAAP measures may not be comparable to other similarly titled measures used by other companies and should not be considered in isolation or as a substitute for analysis of the Company’s operating results as reported under IFRS.

USD in thousands except time charter equivalent per day	Q1 2025	Q4 2024	Q3 2024	Q2 2024	Q1 2024	2024	2023
Reconciliation of adjusted net revenue
Shipping revenues	118,165	130,768	141,125	150,066	145,876	567,835	556,075
Voyage expenses	(38,828)	(45,233)	(48,484)	(46,370)	(39,537)	(179,623)	(165,667)
Adjusted net revenues	79,337	85,535	92,641	103,696	106,339	388,212	390,408

Reconciliation of adjusted EBITDA
Profit/(loss) after tax	44,051	54,711	35,189	44,489	47,072	181,460	161,397
Income tax expense	84	194	79	129	206	608	649
Other financial (income)/expenses	447	445	719	470	454	2,088	1,984
Fair value (gain)/loss on derivative financial liabilities	-	-	-	-	-	-	504
Interest expense	5,106	6,384	7,318	7,921	8,775	30,399	33,061
Interest income	(793)	(857)	(1,035)	(935)	(1,091)	(3,918)	(4,485)
(Gain)/loss, sale of vessel	(19,795)	-	-	-	-	-	-
Reversal of previous impairment charges	-	(27,909)	-	-		(27,909)	-
Depreciation and amortization	27,270	27,621	28,135	27,878	28,250	111,884	108,902
Adjusted EBITDA	56,370	60,588	70,406	79,953	83,666	294,612	302,012

Reconciliation of adjusted spot time charter equivalent per day*
Spot time charter equivalent per day	36,300	38,200	43,700	52,700	54,000	47,200	51,200
IFRS 15 impact on spot time charter equivalent per day**	1,200	200	(2,800)	(1,500)	400	(900)	300
Adjusted spot time charter equivalent per day	37,500	38,400	40,900	51,200	54,400	46,300	51,500
* Per revenue days. Revenue days are the aggregate number of calendar days in the period in which the vessels are owned by the Company or chartered by the Company less days on which a vessel is off hire.
** For vessels operating on spot charters, voyage revenues are calculated on a discharge-to-discharge basis. Under IFRS 15, spot charter voyage revenues are calculated on a load-to-discharge basis. IFRS 15 impact refers to the timing difference between discharge-to-discharge and load-to-discharge basis.

EARNINGS CONFERENCE CALL AND WEBCAST INFORMATION
The Company will host a conference call and webcast, which will include a slide presentation, at 8:00 a.m. ET/14:00 CET on Wednesday, May 7, 2025, to discuss the results for the quarter.

To access the conference call the participants are required to register using this link:
https://register-conf.media-server.com/register/BI730e5593bf5048a1963d38d63155d6a0

Upon registering, each participant will be provided with the dial-in info and a unique PIN to join the call as well as an e-mail confirmation with the details. Participants will need to use the conference access information provided in the e-mail received at the point of registering. Participants may also use the “Call Me” feature from an immediate callback from the system. The call will come from a US number.

The webcast, which will include a slide presentation, will be available at the following link:
https://edge.media-server.com/mmc/p/p25xcqku and can also be accessed at http://www.dhtankers.com.

A recording of the audio and slides presented will be available until May 14, 2025, at 14:00 CET. The recording can be accessed through the following link: https://edge.media-server.com/mmc/p/p25xcqku

ABOUT DHT HOLDINGS, INC.
DHT is an independent crude oil tanker company. Our fleet trades internationally and consists of crude oil tankers in the VLCC segment. We operate through our integrated management companies in Monaco, Norway, Singapore, and India. You may recognize us by our renowned business approach as an experienced organization with focus on first rate operations and customer service; our quality ships; our prudent capital structure that promotes staying power through the business cycles; our combination of market exposure and fixed income contracts for our fleet; our disciplined capital allocation strategy through cash dividends, investments in vessels, debt prepayments and share buybacks; and our transparent corporate structure maintaining a high level of integrity and corporate governance. For further information please visit http://www.dhtankers.com.

FORWARD LOOKING STATEMENTS
This press release contains certain forward-looking statements and information relating to the Company that are based on beliefs of the Company's management as well as assumptions, expectations, projections, intentions and beliefs about future events. When used in this document, words such as "believe," "intend," "anticipate," "estimate," "project," "forecast," "plan," "potential," "will," "may," "should" and "expect" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. These statements reflect the Company's current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. These forward-looking statements represent the Company's estimates and assumptions only as of the date of this press release and are not intended to give any assurance as to future results. For a detailed discussion of the risk factors that might cause future results to differ, please refer to the Company's Annual Report on Form 20-F, filed with the Securities and Exchange Commission on March 20, 2025.

The Company undertakes no obligation to publicly update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, except as required by law. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and the Company's actual results could differ materially from those anticipated in these forward-looking statements.

CONTACT:
Laila C. Halvorsen, CFO
Phone: +1 441 295 1422 and +47 984 39 935
E-mail: lch@dhtankers.com

DHT HOLDINGS, INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2025

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
($ in thousands)

	Note	March 31, 2025 (Unaudited)	December 31, 2024 (Audited)
ASSETS
Current assets
Cash and cash equivalents		$80,510	78,143
Accounts receivable and accrued revenues	7	50,520	53,715
Capitalized voyage expenses		2,645	2,450
Prepaid expenses		5,327	7,200
Inventories		33,033	37,688
Asset held for sale		-	22,693
Total current assets		$172,035	201,889

Non-current assets
Vessels	5	$1,158,750	1,185,576
Vessels under construction	5	120,679	93,178
Other property, plant and equipment		5,218	4,589
Goodwill		1,356	1,356
Total non-current assets		$1,286,003	1,284,698

TOTAL ASSETS		$1,458,038	1,486,587

LIABILITIES AND EQUITY
Current liabilities
Accounts payable and accrued expenses		$20,303	23,436
Current portion long-term debt	4	78,774	78,649
Other current liabilities		1,350	1,389
Deferred shipping revenues	8	7,501	6,139
Total current liabilities		$107,928	109,613

Non-current liabilities
Long-term debt	4	$285,298	330,775
Other non-current liabilities		3,355	3,497
Total non-current liabilities		$288,653	334,273

TOTAL LIABILITIES		$396,581	443,886

Equity
Common stock at par value	6	$1,606	1,600
Additional paid-in capital		1,221,887	1,217,651
Accumulated deficit		(169,485)	(186,321)
Translation differences		115	39
Other reserves		2,881	5,273
Total equity attributable to the Company		1,057,003	1,038,242
Non-controlling interest		4,453	4,459
Total equity		$1,061,457	1,042,701

TOTAL LIABILITIES AND EQUITY		$1,458,038	1,486,587

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

CONDENSED CONSOLIDATED INCOME STATEMENT (UNAUDITED)
($ in thousands, except shares and per share amounts)

		Q1 2025	Q1 2024
	Note	Jan. 1 - Mar. 31, 2025	Jan. 1 - Mar. 31, 2024
Shipping revenues		$118,165	145,876

Other revenues		409	1,162

Total revenues	3	$118,574	147,038

Gain on sale of vessel		19,795	-

Operating expenses
Voyage expenses		(38,828)	(39,537)
Vessel operating expenses		(17,828)	(19,172)
Depreciation and amortization	5	(27,270)	(28,250)
General and administrative expenses		(5,548)	(4,664)
Total operating expenses		$(89,474)	(91,622)

Operating (loss)/ income		$48,895	55,416

Interest income		793	1,091
Interest expense		(5,106)	(8,775)
Other financial (expense)/income		(447)	(454)
Profit/(loss) before tax		$44,135	47,278

Income tax expense		(84)	(206)
Profit/(loss) after tax		$44,051	47,072
Attributable to owners of non-controlling interest		(71)	181
Attributable to the owners of parent		$44,122	46,890

Attributable to the owners of parent
Basic earnings/(loss) per share		0.27	0.29
Diluted earnings/(loss) per share		0.27	0.29

Weighted average number of shares (basic)		160,495,965	161,311,231
Weighted average number of shares (diluted)		160,558,807	161,425,054

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (UNAUDITED)
($ in thousands)

		Q1 2025	Q1 2024
	Note	Jan. 1 - Mar. 31, 2025	Jan. 1 - Mar. 31, 2024
Profit/(loss) after tax		$44,051	47,072

Other comprehensive income/(loss):
Items that may be reclassified subsequently to income statement:
Exchange gain/(loss) on translation of foreign currency
denominated associate and subsidiary		141	(177)
Total		$141	(177)

Other comprehensive income/(loss)		$141	(177)

Total comprehensive income/(loss) for the period		$44,192	46,895

Attributable to owners of non-controlling interest		$(6)	108
Attributable to the owners of parent		$44,198	46,786

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW (UNAUDITED)
($ in thousands)

		Q1 2025	Q1 2024
	Note	Jan. 1 - Mar. 31, 2025	Jan. 1 - Mar. 31, 2024
CASH FLOW FROM OPERATING ACTIVITIES
Profit/(loss) after tax		$44,051	47,072

Items included in net income not affecting cash flows		9,997	29,957
Depreciation and amortization	5	27,270	28,250
Amortization of deferred debt issuance cost		601	680
(Gain) / loss, sale of vessel		(19,795)	-
Compensation related to options and restricted stock		1,850	991
Net foreign exchange differences		70	35
Income adjusted for non-cash items		$54,048	77,028

Changes in operating assets and liabilities		5,164	(7,161)
Accounts receivable and accrued revenues		2,517	(4,713)
Capitalized voyage expenses		(195)	(2,129)
Prepaid expenses		1,873	5,907
Accounts payable and accrued expenses		(5,047)	1,793
Deferred shipping revenues		1,362	(4,394)
Inventories		4,655	(3,625)
Net cash provided by operating activities		$59,212	69,867

CASH FLOW FROM INVESTING ACTIVITIES
Investment in vessels		-	(3,832)
Investment in vessels under construction		(25,809)	(43)
Proceeds from sale of vessel		42,489	-
Investment in other property, plant and equipment		(5)	(3)
Net cash provided by/(used in) investing activities		$16,675	(3,878)

CASH FLOW FROM FINANCING ACTIVITIES
Cash dividends paid	6	(27,286)	(35,492)
Repayment principal element of lease liability		(353)	(340)
Issuance of long-term debt	4	10,000	50,000
Scheduled repayment of long-term debt		(13,554)	(7,625)
Prepayment of long-term debt	4	(42,400)	(74,000)
Net cash used in financing activities		$(73,593)	(67,457)

Net (decrease)/increase in cash and cash equivalents		2,294	(1,468)
Net foreign exchange difference		73	(194)
Cash and cash equivalents at beginning of period		78,143	74,738
Cash and cash equivalents at end of period		$80,510	73,076

Specification of items included in operating activities:
Interest paid		5,832	7,617
Interest received		155	256

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

SUMMARY CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)
($ in thousands, except shares)

				Paid-in				Non-
				Additional	Accumulated	Translation	Other	Controlling	Total
	Note	Shares	Amount	Capital	Deficit	Differences	Reserves	Interest	Equity
Balance at January 1, 2024		160,999,542	$1,610	$1,228,254	$(206,477)	$201	$3,566	$4,513	$1,031,667
Profit/(loss) after tax					46,890			181	47,072
Other comprehensive income/(loss)					-	(104)		(73)	(177)
Total comprehensive income/(loss)					46,890	(104)		108	46,895
Cash dividends declared and paid					(35,492)				(35,492)
Compensation related to options and restricted stock		329,810	3	1,651			(664)		991
Balance at March 31, 2024		161,329,352	$1,613	$1,229,905	$(195,079)	$97	$2,902	$4,622	$1,044,059

Balance at January 1, 2025		159,983,104	$1,600	$1,217,651	$(186,321)	$39	$5,273	$4,459	$1,042,701
Profit/(loss) after tax					44,122			(71)	44,051
Other comprehensive income/(loss)					-	76		65	141
Total comprehensive income/(loss)					44,122	76		(6)	44,192
Cash dividends declared and paid					(27,286)				(27,286)
Compensation related to options and restricted stock		624,509	6	4,236			(2,392)		1,850
Balance at March 31, 2025	6	160,607,613	$1,606	$1,221,887	$(169,485)	$115	$2,881	$4,453	$1,061,457

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD ENDED MARCH 31, 2025

Note 1 – General information

DHT Holdings, Inc. (“DHT” or the “Company”) is a company incorporated under the laws of the Marshall Islands whose shares are listed on the New York Stock Exchange. The Company’s principal executive office is located at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. The Company is engaged in the ownership and operation of a fleet of crude oil carriers.

The unaudited interim condensed consolidated financial statements were approved by the Company’s Board of Directors (the “Board”) on May 5, 2025, and authorized for issue on May 6, 2025.

Note 2 – General accounting principles

The interim condensed consolidated financial statements do not include all information and disclosures required in the annual financial statements and should be read in conjunction with DHT’s audited consolidated financial statements included in its Annual Report on Form 20-F for 2024. The interim results are not necessarily indicative of the results for the entire year or for any future periods.

The interim condensed consolidated financial statements have been prepared in accordance with IAS 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”).

The interim condensed consolidated financial statements have been prepared on a historical cost basis. The accounting policies applied in these condensed consolidated interim financial statements are consistent with those presented in the 2024 audited consolidated financial statements.

These interim condensed consolidated financial statements have been prepared on a going concern basis.

Note 3 – Segment reporting

DHT’s primary business is operating a fleet of crude oil tankers, with a secondary activity of providing technical management services. The Company is organized and managed as one segment based on the nature and financial effects of the business activities in which it engages and the economic environment in which it operates. The consolidated operating results are regularly reviewed by the Company’s chief operating decision maker, the President & Chief Executive Officer, and the Company does not monitor performance by geographical areas.

The table below details the Company’s total revenues:

$ in thousands	Q1 2025	Q1 2024
Time charter revenues[1]	26,695	18,190
Voyage charter revenues[2]	91,470	127,686
Shipping revenues	118,165	145,876
Other revenues[3]	409	1,162
Total revenues	118,574	147,038
Revenues relating to IFRS 15	97,646	132,734

1The majority of time charter revenues are presented in accordance with IFRS 16 Leases, while the portion of time charter revenues related to technical management services, equaling $5,767 thousand in the first quarter of 2025, $3,886 thousand in the first quarter of 2024, is recognized in accordance with IFRS 15 Revenue from Contracts with Customers.
2Voyage charter revenues are related to revenue from spot charters and are presented in accordance with IFRS 15.
3Other revenues mainly relate to technical management services provided and are presented in accordance with IFRS 15.

As of March 31, 2025, the Company had 23 vessels in operation; eight vessels were on time charters and 15 vessels operating in the spot market.

Information about major customers:
For the period from January 1, 2025, to March 31, 2025, five customers represented $35.4 million, $28.7 million, $12.4 million, $7.4 million, and $6.9 million, respectively, of the Company’s shipping revenues. The five customers in aggregate represented $90.9 million, equal to 77 percent of the shipping revenues of $118.2 million for the period from January 1, 2025, to March 31, 2025.

For the period from January 1, 2024, to March 31, 2024, five customers represented $32.2 million, $14.7 million, $13.2 million, $11.1 million, and $9.9 million, respectively, of the Company’s total revenues. The five customers in aggregate represented $81.2 million, equal to 56 percent of the shipping revenues of $145.9 million for the period from January 1, 2024, to March 31, 2024.

Note 4 – Interest bearing debt

As of March 31, 2025, DHT had interest bearing debt totaling $364.1 million.

Scheduled debt repayments
		Interest		Q2	Q3-Q4
$ in thousands		rate	Maturity	2025	2025	2026	2027	Thereafter	Total
Credit Agricole Credit Facility	SOFR +	2.05%	2028	625	1,250	2,500	2,500	25,000	31,875
Danish Ship Finance Credit Facility [1]	SOFR +	2.00%	2025	1,213	25,480	-	-	-	26,693
ING Credit Facility [2]	SOFR +	1.90%	2029	6,250	12,500	25,000	25,000	113,750	182,500
ING Credit Facility	SOFR +	1.80%	2029	750	1,500	3,000	3,000	32,250	40,500
Nordea Credit Facility [3]	SOFR + CAS[4] +	1.90%	2027	5,929	11,857	23,715	46,091	-	87,592
Total				14,767	52,587	54,215	76,591	171,000	369,160
Unamortized upfront fees bank loans									(5,088)
Total interest bearing debt									364,072
1 Semiannual installment
2 $72.5 mill. undrawn as of March 31, 2025
3 $123.7 mill. undrawn as of March 31, 2025
4 3 months Credit Adjustment Spread (CAS) of 0.26%

ING Credit Facility
In January 2023, the Company entered into a new $405 million secured credit facility, including a $100 million uncommitted incremental facility, with ING, Nordea, ABN AMRO, Credit Agricole, Danish Ship Finance and SEB, as lenders, ten wholly owned special-purpose vessel-owning subsidiaries as borrowers, and DHT Holdings, Inc., as guarantor. Borrowings bear interest at a rate equal to SOFR plus a margin of 1.90% and is repayable in quarterly installments of $6.3 million with maturity in January 2029.

In the fourth quarter of 2023, the Company drew down $24 million under the revolving credit facility which was subsequently repaid in January 2024. In the first quarter of 2024, the Company drew down $50 million under the revolving credit facility which was subsequently repaid in the same quarter. In the second quarter of 2024 and the fourth quarter of 2024, the Company drew down $25 million and $10 million, respectively, under the revolving credit facility which was used for installments under the newbuilding contracts. In the first quarter of 2025, the Company prepaid $42.4 million under the revolving credit facility and drew down $10 million for corporate purposes.

In September 2023, the Company entered into a $45 million senior secured credit facility under the incremental facility, with ING, Nordea, ABN AMRO, Danish Ship Finance and SEB, as lenders, one wholly owned special-purpose vessel-owning subsidiary as borrower, and DHT Holdings, Inc., as guarantor. Borrowings bear interest at a rate equal to SOFR plus a margin of 1.80% and is repayable in quarterly installments of $0.75 million with maturity in January 2029.

Credit Agricole Credit Facility
The credit facility is repayable in quarterly installments of $0.6 million with final payment of $22.5 million in addition to the last installment in December 2028.

Danish Ship Finance Credit Facility
The credit facility is repayable in semiannual installments of $1.2 million and a final payment of $24.3 million in addition to the last installment in November 2025. In October 2023, we entered into an amended and restatement agreement in relation to the LIBOR cessation. The credit facility bears an interest rate equal to SOFR plus a margin of 2.00%.

Nordea Credit Facility
The credit facility is repayable in quarterly installments of $5.9 million from the first quarter of 2025, with the final payment of $40.9 million in addition to the last installment of $5.2 million due in the first quarter of 2027. Additionally, the facility includes an uncommitted “accordion” of $250 million. In June 2023, we entered into an amended and restatement agreement in relation to the LIBOR cessation. The credit facility bears an interest rate equal to SOFR plus CAS plus a margin of 1.90%. In the fourth quarter of 2023, the Company prepaid $23.7 million under the Nordea Credit Facility. The voluntary prepayment was made for all regular installments for 2024.

Covenant compliance
The Company's financial covenants as of March 31, 2025, are summarized as follows:

	ING	Credit Agricole	Danish Ship Finance	Nordea
	Credit Facility	Credit Facility	Credit Facility	Credit Facility
Security	11 VLCCs	1 VLCC	1 VLCC	10 VLCCs
Charter free market value of vessels that secure facility must be no less than	135% of borrowings	135% of borrowings	135% of borrowings	135% of borrowings
Value adjusted* tangible net worth	$300 million and 25% of value adjusted total assets	$300 million and 25% of value adjusted total assets	$300 million and 25% of value adjusted total assets	$300 million and 25% of value adjusted total assets
Unencumbered cash of at least	Higher of $30 million or 6% of gross interest bearing debt	Higher of $30 million or 6% of gross interest bearing debt	Higher of $30 million or 6% of gross interest bearing debt	Higher of $30 million or 6% of gross interest bearing debt
Guarantor	DHT Holdings, Inc.	DHT Holdings, Inc.	DHT Holdings, Inc.	DHT Holdings, Inc.
*Value adjusted is defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the Company's vessels (as determined quarterly by a broker approved by the financial institution)

As of March 31, 2025, the Company was in compliance with its financial covenants.

Note 5 – Vessels

The carrying values of the vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of constructing new vessels. Historically, both charter rates and vessel values have been cyclical. The carrying amounts of vessels held and used by us are reviewed for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular vessel may not accurately reflect the recoverable amount of a particular vessel. For the quarter ended March 31, 2025, the Company performed an assessment using both internal and external sources of information and concluded that there were no indicators of impairment.

Vessels

Cost of Vessels
$ in thousands
At January 1, 2025	1,982,741
At March 31, 2025	1,982,741

Depreciation and amortization
$ in thousands
At January 1, 2025	797,165
Depreciation and amortization [1]	26,826
At March 31, 2025	823,991

Carrying Amount
$ in thousands
At January 1, 2025	1,185,576
At March 31, 2025	1,158,750
1 Relates solely to depreciation of vessels, drydocking, and EGCS. Depreciation of office leases and other property, plant and equipment represent an additional $444 thousand, which combined with the depreciation of vessels, drydocking, and EGCS comprises $27,270 thousand in depreciation and amortization.

Vessels under construction
The Company has entered into agreements to build four large VLCCs, fitted with exhaust gas cleaning systems, expected to be delivered between January and June 2026. Two will be constructed at each Hyundai Samho Heavy Industries Co., Ltd. (“HHI”) and Hanwha Ocean Co., Ltd. (“Hanwha”) in South Korea. The average price for the four ships is $130 million, adjusted for change orders. As of March 31, 2025, the Company has paid $115.7 million related to the installments under its newbuilding program. In addition, the Company has capitalized $4.7 million as borrowing costs in connection with the financing of the vessels under construction, at an average interest rate of 7.0% p.a., and $0.3 million related to other directly attributable expenses.

Cost of vessels under construction
$ in thousands
At January 1, 2025	93,178
Additions	27,501
At March 31, 2025	120,679

The following table represents future expected payments related to the vessels under construction as of March 31, 2025:

Vessels under construction
$ in thousands
Within the next 12 months	249,127
From one year to three years	154,963
At March 31, 2025*	404,090
*These are estimates only and are subject to change as construction progresses.

Note 6 – Stockholders’ equity, dividend payments and stock compensation expenses

Common stock
Issued at March 31, 2025	160,607,613
Numbers of shares authorized for issue
at March 31, 2025	250,000,000
Par value	$ 0.01

Common stock
Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders.

Stock repurchases
No stock repurchases were made in the first quarter of 2025.

In 2024, the Company purchased 1,481,383 of its own shares in the open market for an aggregate consideration of $13.2 million, at an average price of $8.89 per share. All shares were retired upon receipt.

Dividend payments
Dividend payment made year-to-date as of March 31, 2025:

Payment date	Total Payment	Per common share
$ in thousands, except per share amounts
February 25, 2025	$ 27,286	$ 0.17
Total payments made year-to-date as of March 31, 2025	$ 27,286	$ 0.17

Dividend payments made during 2024:

Payment date	Total Payment	Per common share
$ in thousands, except per share amounts
November 29, 2024	$ 35,522	$ 0.22
August 30, 2024	$ 43,595	$ 0.27
May 31, 2024	$ 46,786	$ 0.29
February 28, 2024	$ 35,492	$ 0.22
Total payments made during 2024	$ 161,396	$ 1.00

Stock compensation expenses
In January 2025, for the year 2024, a total of 300,000 shares of restricted stock were awarded to management pursuant to the 2022 Incentive Compensation Plan (the “2022 Plan”). 97,500 shares vested in March 2025, subject to certain performance conditions. Additionally, 67,500 shares will vest in January 2026, 2027, and 2028, respectively, subject to continued employment or office, as applicable, as of the relevant vesting date. The estimated fair value at grant date was $9.33 per share for 251,250 shares and $9.12 per share for 48,750 shares. Further, in January 2025, a total of 150,000 shares of restricted stock were awarded to the board of directors pursuant to the 2022 Plan. The estimated fair value at grant date was $9.33 per share and the shares will vest in June 2026. Expenses recognized from stock compensation was USD 1.7 million in Q1 2025, compared to USD 0.9 million in Q1 2024.

Note 7 – Accounts receivable and accrued revenues

As of March 31, 2025, $50.5 million, consisting mainly of accounts receivable with no material amounts overdue, was recognized as accounts receivable and accrued revenues in the interim condensed consolidated statement of financial position, compared to $53.7 million as of December 31, 2024.

Note 8 – Deferred shipping revenues

Deferred shipping revenues relate to charter hire payments paid in advance. As of March 31, 2025, $7.5 million was recognized as deferred shipping revenues in the interim condensed consolidated statement of financial position, compared to $6.1 million as of December 31, 2024.

Note 9 - Financial risk management, objectives, and policies

Note 9 of the consolidated financial statements included in the 2024 Annual Report on Form 20-F provides details of financial risk management objectives and policies.

The Company’s principal financial liability consists of long-term debt with the main purpose being to partly finance the Company’s assets and operations. The Company’s financial assets mainly comprise cash.

The Company is exposed to market risk, credit risk and liquidity risk. The Company’s senior management oversees the management of these risks.

Note 10 – Subsequent events

On May 5, 2025, the Board approved a dividend of $0.15 per common share related to the first quarter of 2025 to be paid on May 28, 2025, for shareholders of record as of May 21, 2025.

In April 2025, the Company entered into a seven-year time charter contract for DHT Appaloosa, built 2018, with a global energy company. The time charter contract has a fixed base rate of $41,000 per day plus an index-based profit-sharing structure calculated on the ship’s specifications. All index-based earnings in excess of $41,000 will be shared equally between the customer and DHT. The customer has the option to extend for two additional years. DHT Appaloosa is expected to deliver into the time charter contract in May 2025.

In April 2025, the Company entered into an agreement to sell DHT Lotus and DHT Peony for a combined price of $103.0 million. Both vessels were built at Bohai Shipbuilding Heavy Industry Co, China, in 2011. DHT Lotus was delivered to the new owner on April 29, 2025, and DHT Peony is expected to be delivered in July 2025. After repayment of existing debt on the vessels, amounting to $15.9 million in aggregate, the transaction is expected to generate net cash proceeds of approximately $85.0 million. The Company expects to record gains of $17.5 million and $15.5 million in the second quarter and third quarter, respectively. The vessels were acquired in 2017 as part of the acquisition of BW Group’s VLCC fleet for an aggregate price of $115.8 million.

In April 2025, the Company acquired an additional 46.8% ownership of Goodwood Ship Management Pte. Ltd., a privately owned ship management company incorporated under the laws of the Republic of Singapore, for a purchase price of $6.1 million in cash. Following the acquisition, Goodwood Ship Management Pte. Ltd. is 100% owned by DHT Holdings, Inc.

In April 2025, the Company entered into a new secured credit agreement with Nordea Bank Abp for a $30 million reducing revolving credit facility to refinance the outstanding amount under the secured term loan facility with Danish Ship Finance A/S that financed DHT Jaguar. The credit facility bears interest at a rate equal to SOFR plus a margin of 1.75%, has a final maturity in April 2031, and is otherwise in line with the “DHT style financing”.

In April 2025, the Company published its 2024 Sustainability Report which is available on DHT’s website www.dhtankers.com/esg/.